

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Alex B. Rozek
Co-Chief Executive Officer and President
Yellowstone Acquisition Company
1411 Harney Street, Suite 200
Omaha, NE 68102

> **Re: Yellowstone Acquisition Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 20, 2020**
> **File No. 333-249035**

Dear Mr. Rozek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note you disclose that the sponsor may transfer a portion of the founder shares to a lead investor in this offering or to other permitted transferees who provide future financing for use in consummating a business combination. Please revise your disclosure to discuss whether you have had any discussions with a potential lead investor or other permitted transferee regarding such potential transfers and to clarify whether any such transferee will be deemed an initial stockholder and agree to vote its founder shares in favor of an initial business combination. If there have been any such discussions or agreements, please revise the prospectus to identify such individual(s) or group(s) and to provide the particulars, including the number of shares being considered for transfer.

2.   Please also discuss whether such transferee will be subject to the provisions set forth in the third bullet point under "Founder shares" on page 14 and in Exhibit 10.1, including with regard to waiver of redemption rights in connection with completion of your initial business combination and rights to liquidating distributions from the trust account if you fail to complete your initial business combination. In addition, please clarify whether any shares held by such transferees will be subject to the anti-dilution provisions and the impact thereof.

    You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Zachary R. Fountas